25th January 2005

ASX/MEDIA RELEASE

ADSs Slated to Commence Trading
Citigroup selected as Depositary Bank for National Market Level II ADR

Global nanotechnology company pSivida Limited (ASX: PSD), is pleased to announce that its U.S. securities registration has been declared effective and it has received preliminary approval from NASDAQ for the listing of its American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) on the NASDAQ National Market. The Company has also selected Citigroup as it Depositary Bank to administer the ADR programme.

pSivida expects its ADSs to commence trading on NASDAQ’s National Market on Thursday 27th January 2005 under the ticker symbol PSDV. The ADSs will trade on a 10:1 ratio to the Company’s ordinary shares (i.e., 10 pSivida shares for every 1 ADR). pSivida’s ordinary shares will continue to trade on the Australian and Frankfurt Stock Exchanges.

pSivida Managing Director, Mr. Gavin Rezos said, “The NASDAQ listing will be an important step forward for pSivida as it looks to achieve success in the world’s largest market in terms of capital and pharmaceutical products. We are actively looking to expand our investor base in the U.S. and are very pleased to appoint Citigroup as our Depositary Bank.”

Citigroup Depositary Receipt Services is a market leader in bringing quality issuers to the U.S. and international markets and promoting Depositary Receipts as an effective capital markets tool. The appointment of Citigroup Depositary Receipt Services provides pSivida with a gateway to the resources of Citigroup and the means to diversify its shareholder bases and increase liquidity.

Importantly the listing will offer access to U.S. investors that are currently prohibited or limited in owning foreign securities or who only invest in companies that publish results computed in accordance with US GAAP.

pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible and biodegradable material, BioSilicon offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida plans to hold a series of informational meetings in the U.S. during February and March for investors and potential investors.

For more information about Citigroup and ADRs please see Notes to Editors.

-ENDS-

Released by:

Josh Mann

Investor Relations pSivida Limited Tel: + 61 8 9226 5099 joshuamann@psivida.com

NOTES TO EDITORS:

pSivida Limited pSivida owns the intellectual property rights to BioSilicon, royalty free for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on the Australian Stock Exchange (ASX Code: PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

pSivida has an established presence in the U.S. having undertaken collaborative partnerships with the University of Pittsburgh, NanoHorizons Inc, Texas Christian University and Purdue University.

pSivida has a strong management team with a powerful blend of international experience in biotechnology commercialization, the pharmaceutical industry, licensing and capital markets:

  Mr Gavin Rezos, Managing Director – a former Investment Banking Director of the HSBC Group.
  Dr Roger Brimblecombe, Non Executive Chairman - former Chairman of SmithKline
  & French Research and Chairman of MVM Ventures.
  Dr Roger Aston, Director Strategy – former CEO PepTech Ltd and Director of Cambridge Antibody Technology Ltd (UK).
  Professor Leigh Canham, Chief Scientific Officer – a DERA fellow and the world’s foremost authority on porous silicon and the inventor of BioSilicon™.
  Dr Anna Kluczewska, Managing Director, AION Diagnostics – a former Global Product Manager with Baxter Healthcare Inc, based in Europe.

For more information visit www.psivida.com

Citigroup Depository Receipt Services

Citigroup Depositary Receipt Services is a market leader in bringing quality issuers to the U.S. and international markets and promoting Depositary Receipts as an effective capital markets tool. Citibank began offering ADRs in 1928 and today is widely recognized for providing non-U.S. companies with a gateway to the resources of Citigroup and the means to diversify their shareholder bases and increase liquidity. In addition, Citigroup's financial strength and global presence provides clients with access to on-the-ground presence and in-depth knowledge of 90 local markets.

For additional information visit www.transactionservices.citigroup.com

American Depository Receipts (ADRs)

ADRs are commonly used to facilitate US investors investing in foreign companies which do not directly list their securities in the U.S. Some US investors, particularly certain domestic mutual funds, are prohibited from investing directly in foreign securities, and ADRs which are issued by a U.S. Depositary Bank provide a mechanism for them to invest in foreign securities.

An ADR is created when a broker purchases the Company’s shares on the home stock market and delivers those shares to the Depository Bank to issue Depository Receipts.

For additional information regarding the terms of our ADSs, please see our registration statement.

A registration statement relating to these securities has been filed with the Securities Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. You should refer to our registration statement for more complete information concerning the company and its business. The registration statement is available at the SEC's website: www.sec.gov.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the the commencement of trading of pSivida's ADSs, the expansion of pSivida's investor base in the U.S. and the development and commercialisation of BioSilicon. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: regulatory issues involving the SEC and/or the NASDAQ Stock Market, including without limitation the SEC or NASDAQ reopening review of pSivida's registration statement or listing application; pSivida's failure to take the remaining steps necessary to complete the listing on the NASDAQ National Market, including pSivida's inability to meet NASDAQ's initial or continuing listing requirements. In addition, investors may not purchase ADSs on the market and an active trading market for the ADSs may not develop or be maintained after listing. Further, many important factors could negatively impact pSivida's business results including: (1) the failure of certain product markets to develop as expected including due to global economic conditions or alternate remedies being discovered; (2) the company's failure to complete its current or future clinical trials successfully because of problems with funding, the performance of its product or its partners; (3) the company's failure to achieve product approvals on a timely basis if at all as a result of regul atory, funding or other issues and (4) the failure of the company's current and potential products to perform as expected due to unknown factors involving their use. Other reason are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.